July 2, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance, Mail Stop 4720
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Re:	Biogen Idec Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 9, 2010 Schedule 14A filed April 28, 2010 File No. 000-19311
Dear Mr. Riedler:
This letter sets forth the responses of Biogen Idec Inc., a Delaware corporation (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of June 10, 2010 (the “Comment Letter”) regarding the above-referenced annual report on Form 10-K and Schedule 14A. For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined regarding the Schedule 14A have the meanings given in the Schedule 14A. All references to page numbers and captions correspond to the page numbers and captions in the Schedule 14A.
Schedule 14A filed April 28, 2010
Comment 1.
Director Qualification Standards and Diversity, page 11
1.	We note your statement in the first paragraph of the above listed section on page 11 that you “endeavor to have a Board of Directors representing diverse experience at strategic and policy-making levels in business, government, education, healthcare, science and technology, and the international marketplace.” In accordance with newly revised Item 407(c)(2)(vi) of Regulation S-K, please provide proposed disclosure discussing how the compensation committee considered diversity in identifying nominees for director.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
July 2, 2010

Comment 1. Response:
We assume that the above comment relates to disclosure of the actions of the “nominating committee” under Item 407(c)(2)(vi) of Regulation S-K rather than the “compensation committee.” The functions of a nominating committee are performed by our Corporate Governance Committee. Accordingly, we propose to revise the discussion in our next annual report or proxy statement of how diversity is considered in identifying nominees for director to read substantially as follows (with deletions indicated by strike throughs and additions indicated by underlining):
          Director Qualification Standards and Diversity
Our directors should possess the highest personal and professional ethics and integrity, understand and be aligned with our core values, and be committed to representing the long-term interests of our stockholders. Our directors must also be inquisitive and objective and have practical wisdom and mature judgment. In accordance with our Corporate Governance Principles, we endeavor to have a Board of Directors ~~representing~~ that represents diverse experience at strategic and policy-making levels in business, government, education, healthcare, science and technology, and ~~the international marketplace~~collectively has knowledge and expertise in the functional areas of accounting and finance, risk management and compliance, strategic and business planning, human resources, marketing and commercial, and research and development. Consistent with our Corporate Governance Principles, in selecting nominees to the Board of Directors, the Corporate Governance Committee considers ~~a variety of characteristics and qualifications in potential nominees, including, among other things, their experience, employment and background as well as their ability to~~ the diversity of skills and experience that a potential nominee possesses and the extent to which such diversity would enhance the perspective, background, knowledge and experience of the Board of Directors as a whole. While the Corporate Governance Committee focuses on obtaining a diversity of professional expertise on the Board of Directors rather than a diversity of personal characteristics, it recognizes the desirability of racial, ethnic and gender diversity and considers it an additional benefit when a new director can also increase the personal diversity of the Board of Directors as a whole.
Comment 2.
Description of the Structure of Each Element of Compensation, page 26
2.	We note your disclosure that payment of the annual cash incentive is determined by taking into account both predetermined company and individual goals. While you have disclosed the company goals and their weightings in detail, whether or not those goals were achieved and how the achievement resulted in the weighted company multiplier, you have not provided similar disclosure with respect to the predetermined individual goals for each named executive officer. Accordingly, please provide us with draft disclosure for inclusion in your next annual report or proxy statement which sets forth the individual goals for each named executive officer. Please also confirm that you will disclose the level of achievement of each goal, the performance rating and ranking for each NEO and how the level of achievement ties to the individual multiplier awarded. To the extent any of the goals are quantifiable, your disclosure regarding such goals and achievement should be quantified.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
July 2, 2010

Comment 2. Response:
Unlike our company goals, the individual goals for each named executive officer generally are qualitative in nature. Our Compensation and Management Development Committee determines the individual multiplier, with input from the Chief Executive Officer for the other named executive officers, based on its subjective evaluation of each named executive officer’s overall individual performance. This evaluation takes into account progress against the individual goals, individual contributions to company performance, leadership competencies and relative performance among our named executive officers. Additional disclosure of these goals, as it would have appeared in this year’s proxy statement, is set forth below (with deletions indicated by strike throughs and additions indicated by underlining). We propose to provide comparable disclosure in our next annual report or proxy statement about our named executive officers’ individual performance goals for 2010. Please note that the treatment of individual performance goals, and therefore our 2010 disclosure, may change at the discretion of our Compensation and Management Development Committee and as a result of input from our newly appointed Chief Executive Officer.
     2010 Proxy Statement, pp. 26-29
     Annual cash incentives motivate our executive officers to meet and exceed our short-term goals
* * * * * * *
          We determine the individual cash incentive payments using the following calculation:
          Company Multiplier x Individual Multiplier x Incentive Target (%) x Annual Base Salary
     The plan provides for a range of payout from 0% to 150% for each Company goal and the Company Multiplier as a whole, and from 0% to 150% for the Individual Multiplier. If either the Company Multiplier or the Individual Multiplier is 0%, there is no payout. If maximum performance were achieved on both the Company Multiplier and an Individual Multiplier, a payout of 225% of target (150% x 150%) would be made. The Individual Multiplier reflects each executive’s overall performance rating and ranking as part of our performance assessment process, which is discussed earlier in this section.
     Based on the results described above, a 96% Company Multiplier for the 2009 Annual Cash Incentive Plan was approved by the Committee. ~~Based on performance against their individual goals, our named executive officers’ Individual Multipliers for 2009 ranged from 85% to 115% with an average of 102%. The actual incentive payments are included in the Summary Compensation Table.~~
     Unlike our formulaic calculation of performance versus Company goals, each named executive officer’s Individual Multiplier is based on a subjective evaluation of overall individual performance. As with other compensation actions for the named executive officers, the CEO recommends an Individual Multiplier for each named executive officer to the Committee. The Committee considers all of the information presented, discusses the CEO’s recommendations with the CEO and with its consultant and applies its judgment to determine the Individual Multiplier for each named executive officer.
     In its evaluation, the Committee reviewed each named executive officer’s progress against individual performance goals, individual contributions to company performance, leadership

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
July 2, 2010

competencies and relative performance among our NEOs on a qualitative basis. For 2009, the individual goals for each named executive officer are summarized below.
     Mr. Mullen: attaining financial goals, achieving plan milestones for product pipeline, increasing awareness of pipeline value, executing accretive transactions, executing marketed product growth strategies, and continuing employee retention efforts.
     Mr. Clancy: attaining financial goals, executing our investor communication plan, improving our external reporting, ensuring accuracy of our internal forecasting, executing our tax strategy, and leading the finance organization.
     Mr. Hamm: establishing a comprehensive manufacturing strategy, protecting our supply chain by launching a vendor risk mitigation strategy, developing and implementing strategies for sustainability and information technology, managing our operating and capital expenses, ensuring availability of product supply for all pipeline and commercial requirements, introducing collaborative systems to improve our operational effectiveness, and developing staff.
     Dr. Schneier: aligning/rationalizing our organizational structure and related organizational effectiveness activities, improving internal and external communications, and increasing effectiveness and efficiencies in attracting and retaining employees.
     Ms. Alexander: executing our legal strategy, developing and executing a strategy to better protect our intellectual property, optimizing our efforts in transaction, collaboration and licensing activity, and developing our compliance organization.
     Mr. Hasler: attaining commercial goals, managing expenses, executing accretive transactions, continuing employee retention efforts, improving communications with the medical community, and executing marketed product growth strategies.
     Based on the Committee’s evaluation, it determined the 2009 Individual Multipliers as set forth in the following table. In accordance with our transition agreement with Mr. Mullen, his annual cash incentive for 2009 was determined without reference to an Individual Multiplier.
[2010 results will be shown in this tabular format.]

	Salary as of					Bonus
	12/31/2009	Company	Individual	Bonus Target		Payout
Name	($)	Multiplier	Multiplier	(% of Salary)		($)
Paul J. Clancy					=
Robert A. Hamm					=
Craig E. Schneier					=
Susan H. Alexander					=
Hans Peter Hasler*					=

*	Hans Peter Hasler was not eligible for a bonus payment since he resigned prior to December 31, 2009.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
July 2, 2010

If you need any additional information or if you have additional comments, please do not hesitate to call me at (781) 464-2049 or send additional correspondence by facsimile at (866) 406-0526.

Very truly yours,
/s/ Paul J. Clancy
Paul J. Clancy
Chief Financial Officer